UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Information contained in this Form 6-K Report

The extraordinary general meeting of holders of ordinary shares with a par value of US$0.0001 each (“Ordinary Shares”) in the capital of Currenc Group Inc., an exempted company incorporated and registered in the Cayman Islands (the “Company” or “Currenc”) will be held on February 25, 2026 (the “Extraordinary General Meeting”). The record date of the Extraordinary General Meeting is January 15, 2026. In connection with the Extraordinary General Meeting, the Company hereby furnishes the following documents:

Attached as Exhibit 99.1 to this Report is the Notice and Proxy Statement of the Extraordinary General Meeting of the Holders of Ordinary Shares, dated January 16, 2025, to be sent to holders of Ordinary Shares of the Company.

Attached as Exhibit 99.2 to this Report is Form of Proxy Card to be sent to holders of Ordinary Shares of the Company for use in connection with the Extraordinary General Meeting.

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Extraordinary General Meeting of the Holders of Ordinary Shares of the Company, dated January 16, 2026, to be sent to holders of Ordinary Shares of the Company.
99.2	Form of Proxy Card to be sent to holders of Ordinary Shares of the Company for use in connection with the Extraordinary General Meeting of the Holders of Ordinary Shares of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 16, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer